UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the
Securities Exchange Act of 1934

Date of Event Requiring Report: March 12, 2002

INTERNATIONAL WIRELESS, INC.
(Exact name of Registrant as Specified in Its Charter)

Maryland	000-27045	36-4286069
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

120 Presidential Way
Woburn, MA 01801
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: (781) 939-7252

____
(Former name or former address, if changes since last report)

ITEM 5. OTHER EVENTS.

On March 12, 2003, the Company announced that it has entered into a Letter of Intent (LOI) with Mitsubishi Electric Corporation (MELCO). The LOI is effective as of January 24, 2003 acting through MELCO's Mobile Terminal Center in Amagasaki, Japan.

The purpose of the LOI is to develop for Mitsubishi multiple applications utilizing International Wireless's patented technology to be deployed in wireless handsets. Mitsubishi is a major supplier of cellular handsets worldwide.

ITEM 7. <u>FINANCIAL STATEMENTS AND EXHIBITS</u>.

<u>Exhibit No.</u>   <u>Document Description</u>

10   Press Release of Letter of Intent with Mitsubishi Electric
                      Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: <u>March 14, 2003</u>   <u>International Wireless, Inc.</u>
                                            (Registrant)

                                            <u>/s/ Jerry Gruenbaum</u>
                                            Jerry Gruenbaum Secretary